Mail Stop 4561
Via fax: (408) 220-2250

February 3, 2010

Brian M. NeSmith
President & CEO
Blue Coat Systems, Inc.
420 North Mary Avenue
Sunnyvale, CA 94085

      Re: Blue Coat Systems, Inc.
              Form 10-K and Form 10-K/A for the Year Ended April 30, 2009
              Filed on June 22, 2009 and August 27, 2009, respectively
              File No. 000-28139

Dear Mr. NeSmith:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

                                      Sincerely,

                                      Kathleen Collins
                                      Accounting Branch Chief